SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period December 17, 2002 to December 20, 2002

PENGROWTH ENERGY TRUST

Petro-Canada Centre — East Tower
2900, 111 — 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F X

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes	No X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               ]

DOCUMENTS FURNISHED HEREUNDER
SIGNATURES

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release issued December 18, 2002 announcing Cash Distribution for January 15, 2003 and Updating Commodity Price Hedging Program

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH
CORPORATION

December 20, 2002	By:	“Gordon M. Anderson”
Name: Gordon M. Anderson
Title: Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
JANUARY 15, 2003 AND UPDATES COMMODITY PRICE HEDGING PROGRAM

(Calgary, December 18, 2002) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that the cash distribution payable January 15, 2003 will be Cdn$0.20 per trust unit following the implementation of the previously announced 10% holdback of distributable income for future capital obligations. The ex-distribution date is December 27, 2002 and the record date is December 31, 2002.

This January 15, 2003 distribution represents income earned for the month of November, 2002. Cash distributions paid over the past 12 months now total Cdn$2.00 per trust unit.

Update on Commodity Price Hedging Program

The following table represents a summary of the current commodity price hedging contracts entered into, including those transacted subsequent to the 2002 third quarter report.

	Crude Oil		Western Natural Gas		Eastern Natural Gas

	Volume (bbl/d)	Average Price	Volume (mcf/d)	Average Plantgate	Volume (mmbtu/d)	Average Plantgate
		(C$/bbl)		Price (C$/mcf)		Price (C$/mmbtu)

2003	9,000	$40.85	9,482	$5.61	14,500	$4.87
2004	6,500	$37.83			12,000	$4.54

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191